UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35216 / June 17, 2024

In the Matter of

TCW DIRECT LENDING LLC
TCW DIRECT LENDING VII LLC
TCW DIRECT LENDING VIII LLC
TCW STAR DIRECT LENDING LLC
TCW DIRECT LENDING PRIVATE FUND VIII LP
TCW DRIECT LENDING STRATEGIC VENTURES LLC
TCW BRAZOS FUND LLC
NJ/TCW DIRECT LENDING LLC
WEST VIRGINIA DIRECT LENDING LLC
TCW SKYLINE LENDING, L.P.
TCW DIRECT LENDING STRUCTURED SOLUTIONS 2019 LLC
TCW DIRECT LENDING STRUCTURE SOLUTIONS 2022 LLC
TCW ASSET MANAGEMENT COMPANY LLC

865 Figueroa Street
Los Angeles, California 90017
(812-15520)

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

TCW Direct Lending LLC, et al. filed an application on November 9, 2023, requesting an order
to amend a prior order under sections 17(d) and 57(i) of the Investment Company Act of 1940
(the "Act") and rule 17d-1 under the Act ("Prior Order"). The Prior Order permitted certain joint
transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under
the Act. In particular, the Prior Order permitted certain business development companies and
closed-end management investment companies (collectively, the "Regulated Funds") to co-invest
in portfolio companies with each other and with certain affiliated investment entities.

On May 20, 2024, a notice of the filing of the application was issued (Investment Company Act
Release No. 35197). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by TCW Direct Lending LLC, et al. (File No. 812-15520) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary